UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          Synova Healthcare Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    87163H102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Plainfield Asset Management LLC
                              55 Railroad Avenue
                              Greenwich, CT 06830
                              Attention: General Counsel
                              Telephone: (203) 302-1700

                              With a copy to:

                              Herrick, Feinstein LLP
                              2 Park Avenue
                              New York, NY 10016
                              Attention: Louis Goldberg, Esq.
                              Telephone: (212) 592-1400

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 19, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Plainfield Direct Inc.

     I.R.S. Identification Nos. of above persons (entities only):   20-3986570
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:  WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         0
Shares                  --------------------------------------------------------
Beneficially            8.   Shared Voting Power:       10,664,738 (1)
by                      --------------------------------------------------------
Owned by Each           9.   Sole Dispositive Power:    0
Reporting               --------------------------------------------------------
Person With             10.  Shared Dispositive Power:  10,664,738 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,664,738 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.50% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

(1) Includes (i) 5,164,738 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 45,388,135 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 34,723,397 shares of Common Stock outstanding as of August 2, 2007 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended June 30, 2007,
     (ii) 5,164,738 shares of Common Stock which are issuable upon the conversion of the Plainfield Note (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (iii) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons:   Plainfield Special Situations Master Fund
                                  Limited

     I.R.S. Identification Nos. of above persons (entities only):  98-0451872
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:  WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         0
Shares                  --------------------------------------------------------
Beneficially            8.   Shared Voting Power:       10,664,738 (1)
by                      --------------------------------------------------------
Owned by Each           9.   Sole Dispositive Power:    0
Reporting               --------------------------------------------------------
Person With             10.  Shared Dispositive Power:  10,664,738 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,664,738 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.50% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

(1) Includes (i) 5,164,738 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 45,388,135 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 34,723,397 shares of Common Stock outstanding as of August 2, 2007 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended June 30, 2007,
     (ii) 5,164,738 shares of Common Stock which are issuable upon the conversion of the Plainfield Note (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (iii) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Plainfield Direct Master Fund Limited

     I.R.S. Identification Nos. of above persons (entities only):  98-0515431
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:  WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         0
Shares                  --------------------------------------------------------
Beneficially            8.   Shared Voting Power:       10,664,738 (1)
by                      --------------------------------------------------------
Owned by Each           9.   Sole Dispositive Power:    0
Reporting               --------------------------------------------------------
Person With             10.  Shared Dispositive Power:  10,664,738 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,664,738 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.50% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO
--------------------------------------------------------------------------------

(1) Includes (i) 5,164,738 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 45,388,135 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 34,723,397 shares of Common Stock outstanding as of August 2, 2007 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended June 30, 2007,
     (ii) 5,164,738 shares of Common Stock which are issuable upon the conversion of the Plainfield Note (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (iii) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Plainfield Asset Management LLC

     I.R.S. Identification Nos. of above persons (entities only):  20-2332356
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:  WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         0
Shares                  --------------------------------------------------------
Beneficially            8.   Shared Voting Power:       10,664,738 (1)
by                      --------------------------------------------------------
Owned by Each           9.   Sole Dispositive Power:    0
Reporting               --------------------------------------------------------
Person With             10.  Shared Dispositive Power:  10,664,738 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,664,738 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.50% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IA, OO
--------------------------------------------------------------------------------

(1) Includes (i) 5,164,738 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 45,388,135 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 34,723,397 shares of Common Stock outstanding as of August 2, 2007 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended June 30, 2007,
     (ii) 5,164,738 shares of Common Stock which are issuable upon the conversion of the Plainfield Note (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (iii) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

CUSIP No. 87163H102
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Max Holmes

     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:  WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of               7.   Sole Voting Power:         0
Shares                  --------------------------------------------------------
Beneficially            8.   Shared Voting Power:       10,664,738 (1)
by                      --------------------------------------------------------
Owned by Each           9.   Sole Dispositive Power:    0
Reporting               --------------------------------------------------------
Person With             10.  Shared Dispositive Power:  10,664,738 (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     10,664,738 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                                                     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     23.50% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     IN
--------------------------------------------------------------------------------

(1) Includes (i) 5,164,738 shares of Common Stock issuable upon the conversion of the 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc., as maker (the "Plainfield Note") (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (ii) 5,500,000 shares of Common Stock issuable upon the exercise of the Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct Inc. by Synova Healthcare Group, Inc. (the "Plainfield Warrant").

(2) Based upon a total of 45,388,135 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 34,723,397 shares of Common Stock outstanding as of August 2, 2007 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended June 30, 2007,
     (ii) 5,164,738 shares of Common Stock which are issuable upon the conversion of the Plainfield Note (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (iii) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant.

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D amends and supplements the
Schedule 13D of the Reporting Persons filed with the Securities and Exchange Commission on January 22, 2007, as amended on January 24, 2007 (as the same may be further amended from time to time, the "Schedule 13D") with respect to the common stock, par value $.001 per share, of Synova Healthcare Group, Inc., a Nevada corporation ("Synova"). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         This statement on Schedule 13D (the "Statement") is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Plainfield Direct Inc., a Delaware corporation and successor-in-interest to Plainfield Direct LLC, a Delaware limited liability company ("Plainfield Direct"); (ii) Plainfield Special Situations Master Fund Limited, a Cayman Islands exempt company ("Master Fund"); (iii) Plainfield Direct Master Fund Limited, a Cayman Islands exempt company ("Direct Master Fund"), (iv) Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and (v) Max Holmes, an individual. The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Nothing in this Statement shall be deemed an affirmation by the Reporting Persons of the existence of a "group."

         Set forth below is certain information relating to each of the Reporting Persons:

         (1)      Plainfield Direct Inc.

         Plainfield Direct is a Delaware corporation and successor in interest to Plainfield Direct LLC, a Delaware limited liability company. The principal activity of Plainfield Direct is to invest primarily in debt and equity securities of United States companies. The principal business address of Plainfield Direct is 55 Railroad Avenue, Greenwich, CT 06830. The majority owner of Plainfield Direct is Master Fund.

         (2)      Plainfield Special Situations Master Fund Limited

         Master Fund is a Cayman Islands exempt company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is c/o Spectrum Global Fund Administration (Cayman), Anderson Square, 4th Floor, P.O. Box 10243 APO, Grand Cayman, Cayman Islands. The Manager of Master Fund is Asset Management. The Directors of Master Fund are: Max Holmes, David Bree and Aldo Ghisletta (collectively referred to as the "Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Aldo Ghisletta is a citizen of Switzerland.

         During the last five years, neither Master Fund nor, to the best of Master Fund's knowledge, any of the Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (3)      Plainfield Direct Master Fund Limited

         Direct Master Fund is a Cayman Islands exempt company. The principal activity of Direct Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Direct Master Fund is c/o Spectrum Global Fund Administration (Cayman), Anderson Square, 4th Floor, P.O. Box 10243 APO, Grand Cayman, Cayman Islands. The Manager of Direct Master Fund is Asset Management. The Directors of Direct Master Fund are: Max Holmes, David Bree and Roger Hanson (collectively referred to as the "Direct Master Fund Directors"). Max Holmes and David Bree are each citizens of the United States of America. Roger Hanson is a dual citizen of the Cayman Islands and of England.

         During the last five years, neither Direct Master Fund nor, to the best of Direct Master Fund's knowledge, any of the Direct Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (4)      Plainfield Asset Management LLC

         Asset Management is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The majority owner of Asset Management is Max Holmes.

         (5)      Max Holmes

         Max Holmes is a citizen of the United States of America. The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT 06830. Max Holmes is the chief investment officer of Asset Management.

         During the last five years, Max Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         In connection with the issuance by Synova in a private placement transaction of $15,000,000 in aggregate principal amount of 6.5% Senior Convertible Promissory Notes, due January 12, 2007 (collectively, the "January 2007 Notes"), and Common Stock Purchase Warrants to purchase, in the aggregate, 16,500,000 shares of Synova's common stock, par value $0.001 per share (collectively, the "January 2007 Warrants"), for the purpose of making an investment in Synova, Plainfield Direct purchased (i) a 6.5% Senior Convertible Promissory Note in the aggregate principal amount of $5,000,000, dated as of January 12, 2007, issued to Plainfield Direct by Synova, as maker (the "Plainfield Note") and (ii) a Common Stock Purchase Warrant entitling Plainfield Direct to purchase 5,500,000 shares of Synova's common stock, par value $0.001 per share, dated as of January 12, 2007, issued to Plainfield Direct by Synova (the "Plainfield Warrant"). In connection therewith, Plainfield Direct entered into the following agreements (collectively, the "January 2007 Agreements") (i) a Securities Purchase Agreement, dated as of January 12, 2007, by and among Synova, Plainfield Direct and each of the other purchasers party thereto, (ii) a Registration Rights Agreement, dated as of January 12, 2007, by and among Synova, Plainfield Direct and each of the other purchasers party thereto and
(iii) a Guarantee Agreement, dated as of January 12, 2007, by and among Synova, Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., as Guarantors, Plainfield Direct LLC and each of the other purchasers party thereto (the "Guarantee Agreement").

         On September 19, 2007, in a private placement transaction (the "Transaction"), Synova issued the following: (a) 6.5% Senior Convertible Promissory Notes, Series B, due September 19, 2012 (the "New Notes") in the following currencies and amounts: New Notes denominated in U.S. dollars in the aggregate principal amount of $1,380,000 and New Notes denominated in Euros in the aggregate principal amount of (euro)1,390,000 (which on September 19, 2007 is equivalent to $1,914,030); and (b) Common Stock Purchase Warrants to purchase, in the aggregate, up to 5,929,254 shares of Synova's common stock, par value $0.001 per share (the "New Warrants"). As a condition to the closing of the Transaction, Synova entered into the following agreements affecting Plainfield Direct's rights under the Plainfield Note, the Plainfield Warrant and the January 2007 Agreements: (i) a Security Agreement, dated as of September 19, 2007, by and among Synova, certain subsidiaries of Synova, Plainfield Direct and the other purchasers of the January 2007 Notes and the January 2007 Warrants, setting forth the terms of the security interest granted by Synova and such subsidiaries to secure the obligations of Synova and its subsidiaries under the January 2007 Notes, including the Plainfield Note, and the Guarantee Agreement,
(ii) a Patents, Trademarks and Copyrights Security Agreement, dated as of September 19, 2007, by and among Synova, Today's Womencare Company, Plainfield Direct and the other purchasers of the January 2007 Notes and the January 2007 Warrants, setting forth the terms of the security interest granted by Synova and Today's Womencare Company to secure the obligations of Synova and its subsidiaries under or pursuant to the January 2007 Notes, including the Plainfield Note, with certain patent, trademark and copyright assets, (iii) a Waiver and Consent Letter Agreement, dated September 19, 2007, made by and among Synova and Plainfield Direct, evidencing certain consents, waivers, confirmations and amendments that relate to the January 2007 Agreements and the January 2007 Notes (including the Plainfield Note) and (iv) a Supplement to Guarantee Agreement, dated as of September 19, 2007, by and among Synova Healthcare Group, Inc., Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., and Allendale Pharmaceuticals, Inc., as Guarantors, and each of the purchasers party thereto, supplementing the Guarantee Agreement by adding additional guarantors thereunder.

Item 5.  Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Plainfield Direct holds the Plainfield Note and the Plainfield Warrant. As a result, each of the Reporting Persons may be deemed to own an aggregate of 23.50% of Synova's Common Stock (which is based upon a total of 45,388,135 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 34,723,397 shares of Common Stock outstanding as of August 2, 2007 as reported in Synova Healthcare Group, Inc.'s Quarterly Report on Form 10-QSB for the period ended June 30, 2007, (ii) 5,164,738 shares of Common Stock which are issuable upon the conversion of the Plainfield Note (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (iii) 5,500,000 shares of Common Stock which are issuable upon the exercise of the Plainfield Warrant).

Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have the shared power to dispose or direct the disposition of 10,664,738 shares of Common Stock, consisting of (i) 5,164,738 shares of Common Stock which are subject to the Plainfield Note (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007) and (ii) 5,500,000 shares of Common Stock which are subject to the Plainfield Warrant.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

1. 6.5% Senior Convertible Promissory Note in the aggregate principal amount of $5,000,000, dated as of January 12, 2007, issued to Plainfield Direct by Synova Healthcare Group, Inc., as maker (the "Plainfield Note"). The Plainfield Note, due January 12, 2012, is convertible, including any accrued and unpaid interest, commencing on January 12, 2007, at a conversion rate equal to $1.00, subject to certain adjustments as provided in the Plainfield Note. The Plainfield Note bears interest at a rate of 6.5% per annum, payable quarterly in cash, in arrears on each three month anniversary of January 12, 2007 (an "Interest Payment Date"); provided that, during the continuance of an Event of Default, the Plainfield Note will bear interest at the rate of 12% per annum. In lieu of paying interest in cash, Synova may, at its option, on each Interest Payment Date, pay accrued interest on the Plainfield Note in kind by increasing the unpaid principal amount of the Plainfield Note. 5,164,738 shares of common stock are currently issuable upon conversion of the Plainfield Note (including 164,738 shares issuable upon conversion of capitalized interest resulting from pay-in-kind interest payments under the Plainfield Note as of July 12, 2007).

2. Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct by Synova Healthcare Group, Inc (the "Plainfield Warrant"). The Plainfield Warrant entitles Plainfield Direct to purchase 5,500,000 shares of Common Stock at an exercise price of $1.00 per share during the period beginning on January 12, 2007 and ending on or prior to the close of business on January 12, 2012.

3. Securities Purchase Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Plainfield Direct and each of the other purchasers party thereto (the "Purchase Agreement"). The Purchase Agreement provides for the sale and purchase of the January 2007 Notes, including the Plainfield Note, and the January 2007 Warrants, including the Plainfield Warrant.

4. Registration Rights Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Plainfield Direct and each of the other purchasers party thereto (the "Registration Agreement"). The Registration Agreement sets forth the terms of the registration rights of the shares of Common Stock issuable upon conversion of the January 2007 Notes and exercise of the January 2007 Warrants.

5. Guarantee Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., as Guarantors, Plainfield Direct and each of the other purchasers party thereto (the "Guarantee Agreement"). The Guarantee Agreement sets forth the terms pursuant to which each Guarantor unconditionally guarantees, jointly and severally with the other Guarantors the obligations of Synova and the Guarantors under the January 2007 Notes, the January 2007 Warrants and other obligations in connection therewith.

6. Security Agreement, dated as of September 19, 2007, by and among Synova, certain subsidiaries of Synova, Plainfield Direct and other purchasers of the January 2007 Notes and the January 2007 Warrants (the "Security Agreement"). The Security Agreement sets forth the terms of the security interest granted by Synova and its subsidiaries to secure the obligations of Synova and such subsidiaries under the January 2007 Notes, including the Plainfield Note, and the Guarantee Agreement.

7. Patents, Trademarks and Copyrights Security Agreement, dated as of September 19, 2007, by and among Synova, Today's Womencare Company, Plainfield Direct and other secured party signatories thereto (the "IP Security Agreement"). The IP Security Agreement sets forth the terms of the security interest granted by Synova and Today's Womencare Company to secure the obligations of Synova and its subsidiaries under the January 2007 Notes, including the Plainfield Note, with certain patent, trademark and copyright assets.

8. Waiver and Consent Letter Agreement, dated September 19, 2007, made by and between Synova and Plainfield Direct, evidencing certain consents, waivers, confirmations and amendments that relate to the January 2007 Agreements and the January 2007 Notes (including the Plainfield Note).

9. Supplement to Guarantee Agreement, dated as of September 19, 2007, by and among Synova Healthcare Group, Inc., Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., and Allendale Pharmaceuticals, Inc., as Guarantors, and each of the purchasers party thereto (the "Supplement"). The Supplement supplements the Guarantee Agreement by adding additional guarantors under the Guarantee Agreement.


Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit 1. 6.5% Senior Convertible Promissory Note, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc., as maker (incorporated by reference to Exhibit 4.1.2 to Synova's Form 8-K filed with the SEC on January 17, 2006).

Exhibit 2. Common Stock Purchase Warrant, dated as of January 12, 2007, issued to Plainfield Direct LLC by Synova Healthcare Group, Inc. (incorporated by reference to Exhibit 4.2.2 to Synova's Form 8-K filed with the SEC on January 17, 2006).

Exhibit 3. Form of Securities Purchase Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc. and each of the purchasers party thereto (incorporated by reference to Exhibit 4.4 to Synova's Form 8-K filed with the SEC on January 17, 2006).

Exhibit 4. Guarantee Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc., Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., as Guarantors and each of the purchasers party thereto (incorporated by reference to Exhibit 4.5.1 to Synova's Form 8-K filed with the SEC on January 17, 2006).

Exhibit 5. Registration Rights Agreement, dated as of January 12, 2007, by and among Synova Healthcare Group, Inc. and each of the purchasers party thereto (incorporated by reference to Exhibit 4.5.1 to Synova's Form 8-K filed with the SEC on January 17, 2006).

Exhibit 6. Security Agreement, dated as of September 19, 2007, by and among Synova, certain subsidiaries of Synova, Plainfield Direct and other secured party signatories thereto (incorporated by reference to Exhibit 10.1 to Synova's Form 8-K filed with the SEC on September 20, 2007).

Exhibit 7. Patents, Trademarks and Copyrights Security Agreement, dated as of September 19, 2007, by and among Synova, Today's Womencare Company, Plainfield Direct and other secured parties thereto (incorporated by reference to Exhibit
10.2 to Synova's Form 8-K filed with the SEC on September 20, 2007).

Exhibit 8. Waiver and Consent Letter Agreement, dated September 19, 2007, made by and among Synova and Plainfield Direct (incorporated by reference to Exhibit
10.4.2 to Synova's Form 8-K filed with the SEC on September 20, 2007).

Exhibit 9. Supplement to Guarantee Agreement, dated as of September 19, 2007, by and among Synova Healthcare Group, Inc., Synova Healthcare, Inc., Synova Pre-Natal Healthcare Inc., and Allendale Pharmaceuticals, Inc., as Guarantors, and each of the purchasers party thereto (incorporated by reference to Exhibit
10.3 to Synova's Form 8-K filed with the SEC on September 20, 2007).

Exhibit 10. Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact.

Exhibit 11. Joint Filing Agreement, by and among the Reporting Persons, dated January 22, 2007 (incorporated by reference to the Joint Filing Agreement attached as an Exhibit to the Schedule 13D filed by the Reporting Persons on January 22, 2007).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 20, 2007
                                    PLAINFIELD DIRECT INC.

                                    By: /s/ THOMAS X. FRITSCH
                                        ---------------------------------------
                                        Thomas X. Fritsch
                                        Authorized Individual


                                    PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                    LIMITED

                                    By: /s/ THOMAS X. FRITSCH
                                        ---------------------------------------
                                        Thomas X. Fritsch
                                        Authorized Individual


                                    PLAINFIELD DIRECT MASTER FUND LIMITED

                                    By: /s/ THOMAS X. FRITSCH
                                        ---------------------------------------
                                        Thomas X. Fritsch
                                        Authorized Individual


                                    PLAINFIELD ASSET MANAGEMENT LLC

                                    By: /s/ THOMAS X. FRITSCH
                                        ---------------------------------------
                                        Thomas X. Fritsch
                                        Managing Director and General Counsel


                                    MAX HOLMES

                                    By: /s/ THOMAS X. FRITSCH
                                        ---------------------------------------
                                        Thomas X. Fritsch
                                        Attorney-in-Fact*



* Duly authorized pursuant to Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit 10 to this Schedule 13D.

                                   Exhibit 10
                                   ----------

                            LIMITED POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned's true and lawful attorney-in-fact, limited solely to the following purposes, to:

         (1) execute for and on the undersigned's behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission ("SEC") in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, and (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned's beneficial ownership of and transactions in reportable securities;

         (2) do and perform any and all acts for and on the undersigned's behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

         (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned's behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned's beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned's death, (b) automatically upon the attorney-in-fact being notified of the undersigned's disability, (c) automatically upon the attorney-in-fact no longer being employed by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.



/s/ Max Holmes
---------------------
MAX HOLMES

STATE OF CONNECTICUT
COUNTY OF FAIRFIELD


This document was acknowledged before me on February 1, 2007 by Max Holmes.



/s/ Theresa Lowe
---------------------
Notary Public